Exhibit 99.1

SEALSQ Announces Agenda of its 2026 Annual General Meeting of Shareholders

Geneva, Switzerland – April 17, 2026: SEALSQ Corp (“SEALSQ” or “the Company”) (NASDAQ: LAES), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, is pleased to announce that its 2025 Annual General Meeting (“AGM”) of Shareholders will be held on May 7, 2026, at 09:00 a.m. Eastern Standard Time. The meeting will take place in person at WeWork Office Space, Wynwood Garage, 360 NW 27th St, Miami, FL 33127.

The SEALSQ Board of Directors recommends that shareholders approve the re-election of the current seven board members (five of whom will be non-executive directors), each for a one-year term extending until the conclusion of the 2027 AGM:

1.	Ruma Bose (non-executive)
2.	Cristina Dolan (non-executive)
3.	David Fergusson (non-executive)
4.	Joao Carlos Creus Moreira (executive)
5.	John O’Hara (executive)
6.	Eric Pellaton (non-executive)
7.	Peter Ward (non-executive)

The Company believes that the re-election of these board members will continue to provide strong leadership and guidance to drive the Company's future success.

At the AGM, the Board of Directors will provide shareholders with a comprehensive overview of SEALSQ’s recent financial and operational performance, including key financial metrics and strategic initiatives. Additionally, the Board of Directors will outline the outlook of the Company, discussing growth prospects, market trends, and strategic objectives to ensure sustained value creation for shareholders.

Shareholders as of April 13, 2026 (“the Record Date”) will be entitled to attend and vote either in-person at the AGM, or by giving electronic or written voting instructions to their independent voting rights representative. Further details about the AGM, including proxy materials, voting instructions and reply card, will be provided to shareholders listed in the share register as having voting rights as of the Record Date. With this card, shareholders may appoint a proxy or vote at the AGM.

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ's ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ's filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lcati@equityny.com